UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)*

BRIGHTCOVE INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

10921T101
(CUSIP Number)

Tenzing Global Management LLC
388 Market Street, Suite 860
San Francisco, CA 94111
Telephone: (415) 645-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 10921T101

1	Name of reporting person
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Tenzing Global Management LLC
45-3120520
2	Check the appropriate box if a member of a group
(a) [ ] (b) [X]

3	SEC use only

4	Source of funds

WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6	Citizenship or place of organization

Delaware
	7	Sole voting power
Number of
shares		0
beneficially	8	Shared voting power
owned by
each		1,421,900
reporting	9	Sole dispositive power
person
with		0
	10	Shared dispositive power

		1,421,900
11	Aggregate amount beneficially owned by each reporting person

1,421,900
12	Check box if the aggregate amount in Row (11) excludes certain shares [ ]

13	Percent of class represented by amount in Row (11)

4.3%
14	Type of reporting person

IA, OO

CUSIP No.: 10921T101

1	Name of reporting person
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Tenzing Global Investors LLC
27-5132283
2	Check the appropriate box if a member of a group
(a) [ ] (b) [X]

3	SEC use only

4	Source of funds

WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6	Citizenship or place of organization

Delaware
	7	Sole voting power
Number of
shares		0
beneficially	8	Shared voting power
owned by
each		1,025,606
reporting	9	Sole dispositive power
person
with		0
	10	Shared dispositive power

		1,025,606
11	Aggregate amount beneficially owned by each reporting person

1,025,606
12	Check box if the aggregate amount in Row (11) excludes certain shares [ ]

13	Percent of class represented by amount in Row (11)

3.1%
14	Type of reporting person

OO

CUSIP No.: 10921T101

1	Name of reporting person
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Tenzing Global Investors Fund I LP
36-4708131
2	Check the appropriate box if a member of a group
(a) [ ] (b) [X]

3	SEC use only

4	Source of funds

WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6	Citizenship or place of organization

Delaware
	7	Sole voting power
Number of
shares		0
beneficially	8	Shared voting power
owned by
each		1,025,606
reporting	9	Sole dispositive power
person
with		0
	10	Shared dispositive power

		1,025,606
11	Aggregate amount beneficially owned by each reporting person

1,025,606
12	Check box if the aggregate amount in Row (11) excludes certain shares [ ]

13	Percent of class represented by amount in Row (11)

3.1%
14	Type of reporting person

PN

CUSIP No.: 10921T101

1	Name of reporting person
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chet Kapoor
2	Check the appropriate box if a member of a group
(a) [ ] (b) [X]

3	SEC use only

4	Source of funds

WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6	Citizenship or place of organization

Kenya
	7	Sole voting power
Number of
shares		0
beneficially	8	Shared voting power
owned by
each		1,421,900
reporting	9	Sole dispositive power
person
with		0
	10	Shared dispositive power

		1,421,900
11	Aggregate amount beneficially owned by each reporting person

1,421,900
12	Check box if the aggregate amount in Row (11) excludes certain shares [ ]

13	Percent of class represented by amount in Row (11)

4.3%
14	Type of reporting person

IN

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed with respect to the Reporting Persons’ beneficial ownership in Brightcove, Inc. (the “Issuer”). This Amendment No. 2 supplements the Schedule 13D as previously filed on November 7, 2014, as amended on February 9, 2015 (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

As of September 6, 2016, the Reporting Persons beneficially own less than 5% of the shares of Common Stock of the Issuer. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

ITEM 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)	The Reporting Persons beneficially own:

	(i)	Fund I directly owns 1,025,606 shares of Common Stock representing 3.1% of all of the outstanding shares of Common Stock of the Issuer.

(ii)

Tenzing Global Investors, as the general partner of Fund I, may be deemed to beneficially own the 1,025,606 shares of Common Stock held by Fund I, representing 3.1% of all of the outstanding shares of Common Stock of the Issuer.

(iii)

Tenzing Global Management, as the investment advisor of Fund I and the investment manager of the Parallel Account, may be deemed to beneficially own 1,421,900 shares of Common Stock held by them, representing 4.3% of all of the outstanding shares of Common Stock of the Issuer.

	(iv)	Mr. Kapoor may be deemed to be the beneficial owner of the shares of Common Stock owned by Tenzing Global Management.

	(v)	Collectively, the Reporting Persons beneficially own 1,421,900 shares of Common Stock representing 4.3% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 33,068,860 shares of Common Stock outstanding as of July 25, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 as filed with the SEC on July 28, 2016.

(b) Tenzing Global Management, Tenzing Global Investors, and Mr. Kapoor may be deemed to share with Fund I and the Parallel Account (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,025,606 shares of Common Stock and 396,294 shares of Common Stock reported herein, respectively.

(c) The following Reporting Persons engaged in the following open-market transactions with respect to the Issuer’s Common Stock during the last 60 days:

Tenzing Global Investors Fund I LP

	Number	Price
	of	per	Type of
Transaction Date	Shares	Share	Transaction
9/6/2016	104,925	13.0786(1)	Sale
9/7/2016	52,463	12.981(2)	Sale
9/8/2016	50,645	12.859(3)	Sale
9/9/2016	3,988	12.287(4)	Sale

Parallel Account

	Number	Price
	of	per	Type of
Transaction Date	Shares	Share	Transaction
9/6/2016	45,075	13.0786(1)	Sale
9/7/2016	22,537	12.981(2)	Sale
9/8/2016	21,755	12.859(3)	Sale
9/9/2016	1,712	12.287(4)	Sale

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d) Not applicable.

(e) On September 6, 2016, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock of the Issuer.

_____________________________________________

(1)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $12.86 to $13.39 per share.
(2)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $12.84 to $13.08 per share.
(3)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $12.75 to $13.05 per share.
(4)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $11.995 to $12.72 per share.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: September 16, 2016

Tenzing Global Management LLC

By:	/s/ Chet Kapoor
Chet Kapoor
Managing Partner of Tenzing Global
Management LLC

Tenzing Global Investors LLC

By:	/s/ Chet Kapoor
Chet Kapoor
Managing Partner of Tenzing Global Investors
LLC

Tenzing Global Investors Fund I LP
By:	Tenzing Global Investors, LLC, its General
Partner

By:	/s/ Chet Kapoor
Portfolio Manager of Tenzing Global
Investors Fund I LP

/s/ Chet Kapoor
Chet Kapoor

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement*
Exhibit 99.2	Agreement, by and among Brightcove Inc., Tenzing Global Management LLC, Tenzing Global Investors LLC, Tenzing Global Investors Fund I LP and Chet Kapoor, dated February 5, 2015.*
Exhibit 99.3	Press release, issued by Brightcove Inc. on February 5, 2015.*

*Previously filed.